Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116975
PROSPECTUS

Offer to Exchange fully guaranteed Senior Floating-Rate Notes due 2009,

Series B for any and all outstanding partially guaranteed
Senior Floating-Rate Notes due 2009
($300,000,000 principal amount outstanding)
of
Lennar Corporation

The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time, on January 21, 2005, unless we extend the exchange offer.

       We are offering to exchange our fully guaranteed Senior Floating-Rate Notes due 2009, Series B (“New Notes”) for the identical principal amounts of our partially guaranteed Senior Floating-Rate Notes due 2009 (“Initial Notes”). By “fully guaranteed” we mean guaranteed by all of our wholly owned subsidiaries, other than finance company subsidiaries and foreign subsidiaries. By “partially guaranteed” we mean guaranteed by all of our wholly owned subsidiaries, other than finance company subsidiaries and foreign subsidiaries, formed or acquired on or before October 9, 2001. The aggregate principal amount of the Initial Notes, and therefore the principal amount of New Notes which would be issued if all the Initial Notes were exchanged, is $300,000,000.

      The Prospectus Supplements by which the Initial Notes were offered stated that substantially all of our subsidiaries, other than finance company subsidiaries and foreign subsidiaries, would guarantee the Initial Notes. But it went on to state: “However, our current subsidiaries formed or acquired after October 9, 2001 will not become guarantors unless and until their guarantees are registered under the Securities Act of 1933, as amended.” In addition, Section 4.03 of the Seventh Supplemental Indenture dated March 19, 2004, to the indenture dated December 31, 1997, between Lennar and J.P. Morgan Trust Company, National Association (as successor to First National Bank of Chicago, National Association), as trustee, under which the Initial Notes were issued, required that by March 31, 2004, we file a registration statement in order to register guarantees of Initial Notes by our subsidiaries that were formed or acquired after October 9, 2001 who were not guarantors, other than our finance company subsidiaries and any foreign subsidiaries, and that we use our best efforts to (i) cause that registration statement to become effective as promptly as practicable but in any event by June 2, 2004, and (ii) take any other necessary actions in order to deliver the guarantees registered under that registration statement by June 2, 2004. We are offering to exchange New Notes for the Initial Notes in order to provide the holders of the Initial Notes with Notes that are fully guaranteed. The New Notes will have the same guarantees as the Initial Notes would have had if we had filed the registration statement as contemplated by Section 4.03 of the Seventh Supplemental Indenture and it had become effective, and they will be identical in all other ways with what the Initial Notes would have been. Except with regard to the additional guarantees, the New Notes will be identical in every way with the Initial Notes.

      Prior to the exchange offer, there has been no public market for the New Notes. We do not currently intend to list the New Notes on a securities exchange or seek approval for quotation of the New Notes on an automated quotation system. Therefore, it is unlikely that an active trading market for the New Notes will develop.

       See “Risk Factors,” which begin on page 8, for a discussion of certain factors that should be considered in evaluating the exchange offer.

       The exchange agent for the exchange offer is J.P. Morgan Trust Company, National Association.

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 14, 2004.

FORWARD-LOOKING INFORMATION

      Some of the statements contained in this prospectus are forward-looking statements. By their nature, forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which the statements anticipate. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often contain words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “can,” “could,” “might,” “guidance,” “goal,” “visibility,” or words or phrases of similar meaning in connection with discussion of anticipated or targeted future operating or financial performance. Factors which may affect our results include, but are not limited to, changes in general economic conditions, the market and prices for homes generally and in areas where we have developments, the availability and cost of land suitable for residential development, prices of materials, labor costs, interest rates, consumer confidence, competition, unusual weather or similar conditions, terrorist acts or other acts of war, environmental factors and government regulations affecting our operations. Our reports filed with the Securities and Exchange Commission and the section of this prospectus captioned “Risk Factors,” which begins on page 8, contain further discussions of these and other risks and uncertainties applicable to our business.

      No person has been authorized to give any information or to make any representations, other than those contained in this prospectus. If given or made, that information or those representations may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to or solicitation of any person in any jurisdiction in which such an offer or solicitation would be unlawful.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus or in documents incorporated in this prospectus. It does not contain all the information you should consider before deciding whether to exchange Initial Notes for New Notes. You should read the entire prospectus.

Lennar

      We are one of the nation’s largest homebuilders and a provider of financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through our unconsolidated entities. Our financial services subsidiaries provide mortgage financing, title insurance, closing services and insurance agency services for both buyers of our homes and others, and sell the loans they originate in the secondary mortgage market. These subsidiaries also provide high-speed Internet access, cable television and alarm installation and monitoring services to residents of communities we develop and others.

      Our principal offices are at 700 N.W. 107th Avenue, Miami, FL 33172. Our telephone number at these offices is (305) 559-4000.

      The following is a summary of our growth history:

1954 —	Founded as a Miami homebuilder.

1969 —	Began developing, owning and managing commercial and multi-family residential real estate.

1971 —	Completed initial public offering.

1972 —	Entered the Arizona homebuilding market.

1986 —	Acquired Development Corporation of America in Florida.

1991 —	Entered the Texas homebuilding market.

1992 —	Materially expanded our commercial operations by acquiring, through a joint venture, an AmeriFirst portfolio of loans, mortgages and properties from the Resolution Trust Corporation.

1995 —	Entered the California homebuilding market through the acquisition of Bramalea California, Inc.

1996 —	Expanded in California through our acquisition of Renaissance Homes, Inc., significantly expanded our operations in Texas with the acquisition of the assets and operations of both Houston-based Village Builders and Friendswood Development Company and acquired Regency Title in Texas.

1997 —	Completed spin-off of our commercial real estate investment business to LNR Property Corporation. We continued our expansion in California through homesite acquisitions and investments in unconsolidated entities. We also acquired Pacific Greystone Corporation, which further expanded our operations in California and Arizona and brought us into the Nevada homebuilding market.

1998 —	Acquired the properties of two California homebuilders, ColRich Communities and Polygon Communities, acquired a Northern California homebuilder, Winncrest Homes, and acquired North American Title with operations in Arizona, California and Colorado.

1999 —	Acquired Eagle Home Mortgage with operations in Nevada, Oregon and Washington and Southwest Land Title in Texas.

2000 —	Acquired U.S. Home Corporation, which expanded our operations into New Jersey, Maryland, Virginia, Minnesota, Ohio and Colorado and strengthened our position in other states, and expanded our title operations in Texas through the acquisition of Texas Professional Title.

2002 —	Acquired Patriot Homes, Sunstar Communities, Don Galloway Homes, Genesee Company, Barry Andrews Homes, Cambridge Homes, Pacific Century Homes, Concord Homes and Summit Homes, which expanded our operations into the Carolinas and the existing Chicago, Baltimore and Central Valley, California homebuilding markets and strengthened our position in several of our existing markets. We also acquired Sentinel Title with operations in Maryland and Washington, D.C.

2003 —	Acquired Seppala Homes and Coleman Homes which expanded our operations in South Carolina and California. We also acquired Mid America Title in Illinois.

2004 —	Acquired The Newhall Land and Farming Company through an entity of which we and LNR Property Corporation each owns 50%. We expanded into the San Antonio, Texas homebuilding market through the acquisition of substantially all the real estate assets of Connell-Barron Homes and entered the Jacksonville, Florida homebuilding market through the acquisition of substantially all of the real estate assets of Classic American Homes. Through acquisitions, we also expanded our mortgage operations in Oregon and expanded our title and closing business into Minnesota.

      Our revenues from homebuilding operations increased to $8.3 billion in fiscal 2003 from $2.8 billion in fiscal 1999, which represents a compound annual growth rate of 31%. Over the same period, our net earnings grew to $751 million from $173 million, a compound annual growth rate of 44%. We delivered 32,180 homes in fiscal 2003 compared with 27,393 homes in fiscal 2002 and 12,606 homes in fiscal 1999.

Recent Developments

      In January 2004, a company of which we own 50% (LNR Property Corporation (“LNR”) owns the other 50%) acquired The Newhall Land and Farming Company for approximately $1 billion. The purchase price was paid with (1) approximately $200 million we contributed to the jointly-owned company, (2) approximately $200 million contributed by LNR to the jointly-owned company, (3) $400 million borrowed by the jointly-owned company under $600 million of bank financing and (4) approximately $217 million from the proceeds of a sale by the jointly-owned company of income-producing properties to LNR. Newhall owns approximately 48,000 acres in California, including approximately 34,000 acres in north Los Angeles County that includes two master planned communities. In connection with the acquisition, we agreed to purchase 687 homesites, and received options to purchase an additional 623 homesites, from Newhall.

      We received 29,507 new home orders in the nine months ended August 31, 2004, which was 15% more than the 25,737 new home orders we received in the same period last year. At August 31, 2004, the dollar value of our backlog of homes under contract totaled $6.1 billion (19,594 homes), compared with $4.6 billion (16,716 homes) at August 31, 2003.

      In March 2004, we entered the San Antonio, Texas market by acquiring substantially all of the real estate assets of Connell-Barron Homes.

      In June 2004, we entered the Jacksonville, Florida market by acquiring substantially all of the real estate assets of Classic American Homes.

      In March and April, 2004, we issued the $300 million principal amount of Senior Floating-Rate Notes due 2009 that are the subject of the exchange offer made by this prospectus.

      In August 2004, we issued to initial purchasers for resale under SEC Rule 144A or SEC Regulation S, $250 million principal amount of 5.50% Senior Notes due 2014 and $200 million principal amount of Senior Floating-Rate Notes due 2007. The notes of both these issues are guaranteed by all our subsidiaries, other than finance company subsidiaries and foreign subsidiaries, on terms essentially identical with those on which the New Notes will be guaranteed.

      On November 4, 2004, we announced that as a result of significant hurricane activity in Florida affecting both new orders and production, electrical connection and production delays in the Las Vegas market and softer market conditions in Southern California and Las Vegas, approximately 600 home deliveries scheduled for the quarter ended November 30, 2004 might be delayed into fiscal 2005.

      We are always looking at the possibility of acquiring homebuilders and other companies. However, we have no agreements or understandings regarding any significant transactions.

Issuance of the Initial Notes

      On March 19, 2004, we sold $250 million principal amount at maturity of Senior Floating-Rate Notes due 2009 (“Initial Notes”) to Banc of America Securities LLC, Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Comerica Securities, Credit Lyonnais Securities (USA) Inc., SunTrust Capital Markets, Inc. and Wachovia Securities, Inc., as Underwriters, pursuant to an Underwriting Agreement, dated March 12, 2004, between the Underwriters and us.

      On April 8, 2004, we sold an additional $50 million principal amount at maturity of Initial Notes to Banc of America Securities LLC, as Underwriter, pursuant to an Underwriting Agreement dated April 8, 2004 between the Underwriter and us.

      We issued the Initial Notes under an indenture dated as of December 31, 1997, between Lennar and J.P. Morgan Trust Company, National Association (as successor to First National Bank of Chicago, National Association), as trustee, as supplemented by a Seventh Supplemental Indenture dated March 19, 2004 (the “Seventh Supplemental Indenture”). The Initial Notes were guaranteed by substantially all of our subsidiaries, except our finance company subsidiaries and our foreign subsidiaries, and except our subsidiaries that were formed or acquired after October 9, 2001. We said the Initial Notes would not be guaranteed by the subsidiaries formed or acquired after October 9, 2001, unless and until their guarantees were registered under the Securities Act of 1933. For reasons discussed under “Purpose of the Exchange Offer” beginning on page 13, we decided that, instead of attempting to register the guarantees of the additional subsidiaries, we would register the New Notes, which have the same terms and provisions as the Initial Notes and are guaranteed by all our subsidiaries that would have guaranteed the Initial Notes if the guarantees of the additional subsidiaries had been registered, and we would offer to exchange the New Notes for the Initial Notes.

      When we refer to “the Notes” in this prospectus, we refer to both the Initial Notes and the New Notes, unless it is clear from what we are saying that the term refers only to a particular series of Notes.

The New Notes

      We are issuing the New Notes under the Eighth Supplemental Indenture to the indenture dated as of December 31, 1997 between Lennar and J.P. Morgan Trust Company, National Association (the “Eighth Supplemental Indenture”). The form and terms of the New Notes will be identical in all material respects with the form and terms of the Initial Notes, except that all of our wholly owned subsidiaries (other than our finance company subsidiaries and foreign subsidiaries), including the subsidiaries that were formed or acquired after October 9, 2001, will guarantee the New Notes. The guarantees, and circumstances under which they will terminate, are discussed under the caption “The New Notes — Guarantees” on page 7.

      We will receive no proceeds from the exchange of New Notes for the Initial Notes pursuant to the exchange offer.

The Exchange Offer

The Exchange Offer	We are offering to exchange our fully guaranteed Senior Floating-Rate Notes due 2009, Series B for identical principal amounts of our partially guaranteed Senior Floating-Rate Notes due 2009. By “fully guaranteed” we mean guaranteed by all of our wholly owned subsidiaries, other than finance company subsidiaries and foreign subsidiaries. By “partially guaranteed” we mean guaranteed by all of our wholly owned subsidiaries, other than finance company subsidiaries and foreign subsidiaries, formed or acquired on or before October 9, 2001. The guarantees are discussed under “Risk Factors” on page 8 and under “Description of the New Notes — The Guarantees” beginning on page 20. At the date of this prospectus, $300 million principal amount of Initial Notes are outstanding.

The exchange offer will be deemed consummated when we deliver to the exchange agent New Notes in the same aggregate principal amount as the aggregate principal amount of Initial Notes that are validly tendered in response to the exchange offer before the initial expiration time. See “The Exchange Offer — Terms of the Exchange Offer.”

Expiration of Exchange Offer	5:00 p.m., New York time, on January 21, 2005, unless the exchange offer is extended (the day on which the exchange offer expires, being the expiration date). See “The Exchange Offer — Expiration Date; Extension; Termination.”

Conditions of the Exchange Offer	The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. The only condition to the exchange offer is that we not be advised that completion of the exchange offer would, or might, be unlawful.

Accrued Interest on the Initial Note	Interest on Initial Notes which are exchanged will cease to accrue on the last interest payment date prior to the day on which New Notes are issued in exchange for them. However, New Notes issued in exchange for Initial Notes will bear interest from the last interest payment date prior to the day on which they are issued in exchange for the Initial Notes (i.e., the day on which interest ceases to accrue on the Initial Notes). Therefore, exchanging Initial Notes for New Notes will not affect the amount of interest a holder will receive.

Interest on the New Notes	Interest on the New Notes will be reset on each interest payment date, beginning December 19, 2004, based on the 3 Month LIBOR Rate plus 0.75% per year.

Procedures for Tendering Initial Notes	A holder of Initial Notes who wishes to accept the exchange offer must complete, sign and date a letter of transmittal, or a facsimile of one, in accordance with the instructions contained under “The Exchange Offer — Procedures for Tendering Notes” and letter of transmittal, and deliver the letter of transmittal, or facsimile, together with the Initial Notes and any other required documentation to the exchange agent at the address set forth in “The Exchange Offer — Exchange Agent.” Initial Notes must be deliv-

ered by confirmation of book-entry delivery of the Initial Notes to the exchange agent’s account at The Depository Trust Company (“DTC”). Each broker or dealer that receives New Notes for its own account in exchange for Initial Notes which were acquired by the broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. See “The Exchange Offer — Procedures for Tendering Notes” and “Sales of New Notes Received by Broker-Dealers.”

Guaranteed Delivery Procedures	Holders of Initial Notes who wish to tender their Initial Notes but who cannot deliver their Initial Notes or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date (or complete the procedure for book-entry transfer on a timely basis), may tender their Initial Notes according to the guaranteed delivery procedures described in the letter of transmittal. See “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Initial Notes and Delivery of New Notes	Unless we are advised that it would, or might, be unlawful for us to do so, we will accept any and all Initial Notes that are properly tendered in response to the exchange offer, and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date. The New Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the Initial Notes. See “The Exchange Offer — Procedures for Tendering Notes.”

Withdrawal Rights	Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

The Exchange Agent	J.P. Morgan Trust Company, National Association is the exchange agent. The address and telephone number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent.”

Fees and Expenses	We will bear all expenses incident to our consummation of the exchange offer. We will also pay any transfer taxes which are applicable to the exchange offer (but not transfer taxes due to transfers of Initial Notes or New Notes by the holder). See “The Exchange Offer — Fees and Expenses.”

The New Notes

      The exchange offer applies to the issuance of up to $300 million aggregate principal amount of New Notes in exchange for Initial Notes. While we issued the Initial Notes under the Seventh Supplemental Indenture, the New Notes are being issued under an Eighth Supplemental Indenture. However, the New Notes will evidence the same debt as the Initial Notes and the form and terms of the New Notes will be identical in all material respects with the form and terms of the Initial Notes, except that all of our wholly owned subsidiaries (other than our finance company subsidiaries and foreign subsidiaries), including the subsidiaries that were formed or acquired after October 9, 2001, will guarantee the New Notes. See “Description of the New Notes.”

Securities Offered	$300,000,000 aggregate principal amount of Senior Floating-Rate Notes due 2009, Series B which will be guaranteed when they are issued by all of our wholly owned subsidiaries, other than our finance company subsidiaries or foreign subsidiaries.

Maturity Date	March 19, 2009.

Interest Payment Dates	Payable quarterly on March 19, June 19, September 19 and December 19 of each year, beginning December 19, 2004 based on the 3 Month LIBOR Rate plus 0.75% per year.

Sinking Fund	None.

Ranking	The Notes are our senior, unsecured and unsubordinated obligations and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes are effectively subordinated to the obligations of our subsidiaries who are not guarantors and to our obligations that are secured to the extent of the security. As of August 31, 2004, we had $0.1 billion of secured indebtedness outstanding.

Guarantees	All of our wholly owned subsidiaries (other than our finance company subsidiaries and foreign subsidiaries), including the subsidiaries that were formed or acquired after October 9, 2001, will guarantee the Notes. However, a subsidiary will cease to guarantee the Notes if it is guaranteeing less than $75 million of Lennar debt (or of other subsidiaries’ guarantees of Lennar debt).

Redemption at our Option	We may redeem any or all of the Notes at any time and from time to time on or after March 19, 2006 at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the redemption date.

Certain Indenture Provisions	The indenture governing the Notes contains covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of the New Notes — Certain Covenants.”

Use of Proceeds	We will receive no proceeds from the exchange of New Notes for the Initial Notes pursuant to the exchange offer.

Risk Factors	Investing in the Notes involves risks. See “Risk Factors,” beginning on page 8, for a description of risks you should particularly consider before investing in the Notes.

RISK FACTORS

      Investors considering an investment in the Notes should give particular consideration to the matters described in our Annual Report on Form 10-K for the fiscal year ended November 30, 2003 under the heading “Particular Factors Which Could Affect Us,” and to the following factors:

Because the Notes are structurally subordinated to the obligations of our subsidiaries that are not guarantors, you may not be fully repaid if we become insolvent.

      Substantially all of our operating assets are held by our subsidiaries. Holders of any preferred stock of any of our subsidiaries that are not guarantors and creditors of any of those subsidiaries, including trade creditors, have and will have access to the assets of those subsidiaries that are prior to those of the Noteholders. As a result, the Notes are structurally subordinated to the debts, preferred stock and other obligations of those subsidiaries.

There is no public market for the Notes, so you may be unable to sell the Notes.

      The Notes are new securities for which there is currently no market. Consequently, the Notes may be relatively illiquid, and you may be unable to sell your Notes. We do not intend to apply for listing of the Notes on any securities exchange or for the inclusion of the Notes in any automated quotation system.

Fraudulent conveyance considerations.

      Under fraudulent conveyance laws, the guarantees by our subsidiaries might be subordinated to existing or future indebtedness incurred by those subsidiaries, or might not be enforceable, if a court or a creditors representative, such as a bankruptcy trustee, concluded that those subsidiaries:

•	Received less than fair consideration for the guarantees;

•	Were rendered insolvent as a result of issuing the guarantees;

•	Were engaged in a business or transaction for which our or our subsidiaries’ remaining assets constituted unreasonably small capital;

•	Intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

•	Intended to hinder, delay or defraud our or their creditors.

      The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts matured and became absolute.

The guarantees of the Notes may terminate.

      The principal reason our subsidiaries, other than our finance company subsidiaries and our foreign subsidiaries, have guaranteed the Notes is so holders of Notes will have rights at least as great with regard to our subsidiaries as any other holders of a material amount of our unsecured debt. Therefore, the subsidiaries’ guarantees of the Notes will remain in effect while they are guaranteeing a material amount of our debt (i.e., the debt of Lennar Corporation, as a separate entity) to others. At any time, however, when a subsidiary is no longer guaranteeing at least $75 million of our debt other than the Notes and other notes with similar termination provisions, either directly or by guaranteeing other subsidiaries’ obligations as guarantors of our debt, that subsidiary will not be guaranteeing the Notes. Currently, the subsidiaries are guaranteeing our principal revolving bank credit lines, $350 million principal amount of our Senior Notes due 2013, $322 million principal amount of our Senior Notes due 2010, $282 million principal amount of 7 5/8% Senior Notes due 2009, $250 million principal amount of our 5.50% Senior Notes due 2014 and $200 million principal amount of our Senior Floating-Rate Notes due 2007. However, the subsidiaries’ guarantees of the

Senior Notes due 2013, Senior Notes due 2009, Senior Notes due 2014 and Senior Floating-Rate Notes due 2007 also will terminate with regard to any subsidiary while it is not guaranteeing at least $75 million of our debt and the guarantees of the Senior Notes due 2010 will terminate with regard to any subsidiary that no longer is guaranteeing any of our debt. Therefore, if, while the Notes are outstanding, our subsidiaries cease guaranteeing our obligations under our principal revolving bank credit lines, and are not guarantors of any new debt, the subsidiaries’ guarantees of the Notes will terminate until such time, if any, as they again are guaranteeing at least $75 million of our debt other than the Notes. If our subsidiaries are guaranteeing revolving credit lines totalling at least $75 million, we will treat the guarantees of the Notes as remaining in effect even during periods when our borrowings under the revolving credit lines are less than $75 million. Because it is possible that the banks will permit some or all of our subsidiaries to stop guaranteeing the revolving credit lines, or that we will terminate our revolving credit lines (which we have discretion to do), it is possible that, at some time or times in the future, the Notes will no longer be guaranteed by our subsidiaries.

We would be affected by an increase in interest rates.

      The rate of interest on the Notes changes each month to reflect changes in market interest rates. Therefore, the value of the Notes should not be materially affected by changes in interest rates. However, an increase in interest rates would increase the cost of our interest obligations with regard to the Notes and with regard to our, and our subsidiaries’, other floating rate debt, including our principal revolving bank credit lines. While we have hedged some of our exposure to changes in interest rates, we are not fully hedged. We paid interest of $96.6 million during the nine months ended August 31, 2004. Based upon the weighted outstanding balance of our unhedged floating rate debt for the nine months ended August 31, 2004, a one percentage point increase in short-term interest rates would have increased the annualized interest we incur by $5.6 million.

The sale of the Initial Notes may have violated the Securities Act of 1933.

      The provision of the Seventh Supplemental Indenture regarding guarantees by subsidiaries formed or acquired after October 9, 2001, may have constituted a contract to sell those guarantees which had to be registered under the Securities Act of 1933. Also, the financial information about guarantor subsidiaries incorporated into the prospectus supplements relating to the sale of the Initial Notes may not have included everything required by Securities and Exchange Commission rules, and, because it related to substantially all our wholly owned subsidiaries other than our finance company subsidiaries and foreign subsidiaries, it may have misled purchasers about the financial condition of the subsidiaries that guaranteed the Initial Notes. If the offering of the Initial Notes violated the registration requirements of the Securities Act of 1933, people who purchased Initial Notes from us may have a right to rescind their purchases or, if they no longer own the Initial Notes, to recover their damages, if any. We believe that if a person who purchased Initial Notes from us exchanges them for fully guaranteed New Notes, any right that person might have had to tender the Initial Notes and seek to recover the consideration paid for them will terminate (although that person might be able to seek damages, if there were any).

OTHER INDEBTEDNESS

      Our indebtedness at August 31, 2004 is listed in the table in the section of this prospectus captioned “Capitalization” on page 12. None of that indebtedness, other than our homebuilding and financial services revolving credit facilities, has any covenants that restrict our, or our subsidiaries’, ability to make payments on outstanding indebtedness or to pay dividends, or requires us to maintain financial attributes. Our Senior Floating-Rate Notes due 2007, 7 5/8% Senior Notes due 2009, 9.95% Senior Notes due 2010, 5.95% Senior Notes due 2013, 5.50% Senior Notes due 2014 and Zero Coupon Convertible Senior Subordinated Notes due 2021 all have covenants similar to those in the indenture relating to the Notes, that limit our or our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions.

      We have a $1.3 billion senior unsecured credit facility, of which $928 million is a revolving credit facility maturing in May 2009 and $398 million is a 364-day revolving credit facility maturing in May 2005, of which we can convert the outstanding balance into a term loan, which would mature in 2009. The facility has a

$74.5 million accordion feature, which would increase the facility to $1.4 billion. At November 30, 2004, no amounts were outstanding under the facility. At November 30, 2004, we had $251.4 million of letters of credit outstanding that were collateralized against borrowings available under the facility.

      The facility includes financial covenants which require, among other things, that

•	We maintain a debt to total capital ratio of less than 55%;

•	We maintain an interest coverage ratio of not less than 2.0 to 1.0;

•	We maintain a minimum consolidated tangible net worth of $1,541 million plus 50% of net income and 50% of the proceeds of issuance of common stock subsequent to November 30, 2002;

•	The aggregate amount of the indebtedness of entities that are not borrowers or guarantors of the facilities that we guarantee may not exceed 20% of our consolidated tangible net worth; and

•	The aggregate amount of our advances to our mortgage banking subsidiaries and our investments in and advances to other non-guarantor entities may not exceed 30% of our consolidated tangible net worth.

      The terms used in these covenants are defined in the credit agreement, which we file with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 31. From time to time, we may amend the terms of the credit agreement or enter into new borrowing arrangements. Amendments to the credit agreement may modify or eliminate some or all of the covenants or may add new covenants, and new borrowing arrangements may include covenants that are different from those in the credit agreement.

USE OF PROCEEDS

      We will not receive any proceeds from the issuance of New Notes in exchange for Initial Notes pursuant to the exchange offer. We used the net proceeds from the sale of the Initial Notes to reduce the balance on our Term Loan B due 2008 under our senior credit facilities and for general corporate purposes.

ABSENCE OF PUBLIC MARKET

      The New Notes will be new securities for which there is no established trading market. We currently do not intend to list the New Notes on any securities exchange or to arrange for the New Notes to be quoted on any quotation system. Accordingly, it is not likely that an active trading market for the New Notes will develop or, if such a market develops, that it will provide significant liquidity to holders of Notes.

SELECTED CONSOLIDATED CONDENSED FINANCIAL INFORMATION

(Dollars in thousands, except per share amounts)

      The following table sets forth our summary financial and operating information as of and for each of the years ended November 30, 1999 through 2003 and as of and for the nine months ended August 31, 2003 and 2004. The financial and operating information as of and for the years ended November 30, 1999 through 2003 has been derived from our consolidated financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm. The financial and operating information for the nine-month periods have been derived from our unaudited financial statements.

      In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for the period. The results of operations for the nine-month periods are not necessarily indicative of the results which may be obtained for the full year.

	At or for the
	Nine Months Ended
	August 31,				At or for the Years Ended November 30,

	2004		2003		2003		2002		2001		2000		1999

Results of Operations:
Revenues:
Homebuilding	$6,589,543		5,547,782		8,348,645		6,751,301		5,554,747		4,362,034		2,822,060
Financial services	$364,609		423,638		558,974		484,219		425,354		316,934		269,307
Total revenues	$6,954,152		5,971,420		8,907,619		7,235,520		5,980,101		4,678,968		3,091,367
Operating earnings:
Homebuilding	$924,570		706,163		1,164,089		834,056		666,123		382,195		291,944
Financial services	$78,595		120,861		154,453		127,611		89,131		43,595		31,096
Corporate general and administrative expenses	$94,113		74,879		111,488		85,958		75,831		50,155		37,563
Earnings before provision for income taxes	$909,052		752,145		1,207,054		875,709		679,423		375,635		285,477
Net earnings	$565,885		468,210		751,391		545,129		417,845		229,137		172,714
Net earnings per share (diluted)	$3.42		2.94		4.65		3.51		2.73		1.65		1.24
Financial Position:
Inventories	$5,241,814		3,868,168		3,656,101		3,237,577		2,416,541		2,301,584		1,274,551
Cash	$386,858		599,223		1,201,276		731,163		824,013		287,627		83,256
Total assets	$7,838,621		6,222,031		6,775,432		5,755,633		4,714,426		3,777,914		2,057,647
Debt:
Homebuilding	$1,998,657		1,521,706		1,552,217		1,585,309		1,505,255		1,254,650		523,661
Financial services	$564,670		654,569		740,469		862,618		707,077		448,860		278,634
Total debt	$2,563,327		2,176,275		2,292,686		2,447,927		2,212,332		1,703,510		802,295
Stockholders’ equity	$3,688,431		2,993,008		3,263,774		2,229,157		1,659,262		1,228,580		881,499
Other Data:
Ratio of earnings to fixed charges	8.2	x	7.1	x	8.6	x	6.7	x	5.3	x	3.5	x	4.7	x
Homebuilding debt as a percentage of total capitalization	35.1%		33.7%		32.2%		41.6%		47.6%		50.5%		37.3%
Net homebuilding debt as a percentage of total capitalization	30.4%		23.6%		9.7%		27.7%		29.1%		44.0%		33.3%
Delivery and Backlog Information (including unconsolidated entities):
Number of homes delivered	23,996		21,518		32,180		27,393		23,899		18,578		12,606
Backlog of home sales contracts	19,594		16,716		13,905		12,108		8,339		8,363		2,903
Dollar value of backlog	$6,143,000		4,559,000		3,887,000		3,200,000		1,982,000		2,072,000		662,000

CAPITALIZATION

(In thousands, except per share amounts)

      The table below shows our unaudited capitalization as of August 31, 2004. The exchange of New Notes for Initial Notes will not affect this capitalization, except that at least some of the Senior Floating-Rate Notes due 2009 will be exchanged for Senior Floating-Rate Notes due 2009, Series B.

Debt:
Revolving credit facilities	$—
Zero Coupon Convertible Senior Subordinated Notes due 2021(1)	267,763
5.95% Senior Notes due 2013	344,485
7 5/8% Senior Notes due 2009	274,556
9.95% Senior Notes due 2010	304,009
5.50% Senior Notes due 2014	247,123
Senior Floating-Rate Notes due 2009	300,000
Senior Floating-Rate Notes due 2007	200,000
Other debt	60,721

Total homebuilding debt	1,998,657
Financial services debt	561,084
Limited-purpose finance subsidiaries debt	3,586

Total debt	2,563,327

Stockholders’ equity:
Class A Common Stock of $0.10 par value per share, 123,629 shares issued(2)	12,363
Class B Common Stock of $0.10 par value per share, 32,589 shares issued(3)	3,259
Additional paid-in capital	1,275,575
Retained earnings	2,422,382
Unearned compensation	(3,315)
Deferred compensation plan — 695 Class A common shares and 70 Class B common shares	(6,410)
Deferred compensation liability	6,410
Treasury stock, at cost, 90 Class A common shares	(3,938)
Accumulated other comprehensive loss	(17,895)

Total stockholders’ equity	3,688,431

Total capitalization	$6,251,758

(1)	At August 31, 2004, the Zero Coupon Convertible Senior Subordinated Notes due 2021 were convertible into 8,969 shares of Class A Common Stock because the average closing price of our Class A Common Stock over the last twenty trading days of the third quarter of 2004 exceeded $33.53 per share (110% of the accreted conversion price).

(2)	Does not include 8,969 shares of Common Stock issuable upon conversion of our Zero Coupon Convertible Senior Subordinated Notes due 2021, or 7,615 shares of Common Stock issuable upon exercise of stock options which were outstanding at August 31, 2004.

(3)	Does not include 559 shares of Common Stock issuable upon exercise of stock options which were outstanding at August 31, 2004.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	August 31,				Years Ended November 30,

	2004		2003		2003		2002		2001		2000		1999

Ratio of earnings to fixed charges(1)	8.2	x	7.1	x	8.6	x	6.7	x	5.3	x	3.5	x	4.7x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations.

      There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      The prospectus supplements by which the Initial Notes were offered stated that substantially all of our subsidiaries, other than finance company subsidiaries and foreign subsidiaries, will guarantee the Initial Notes. But it went on to state “However, our current subsidiaries formed or acquired after October 9, 2001 will not become guarantors unless and until their guarantees are registered under the Securities Act of 1933, as amended.” In addition, Section 4.03 of the Seventh Supplemental Indenture required that by March 31, 2004, we file a registration statement in order to register guarantees of Initial Notes by our subsidiaries that were formed or acquired after October 9, 2001 who were not guarantors, other than our finance company subsidiaries and any foreign subsidiaries, and that we use our best efforts to (i) cause that registration statement to become effective as promptly as practicable but in any event by June 2, 2004, and (ii) take any other necessary actions in order to deliver the guarantees registered under that registration statement by June 2, 2004.

      As is discussed below, concerns have arisen that Section 4.03 of the Seventh Supplemental Indenture may have required separate registration under the Securities Act of 1933 (the “Securities Act”) and that the financial information about the guarantor subsidiaries incorporated by reference from our reports under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), may not have fulfilled the Securities and Exchange Commission’s (“SEC”) financial statement requirements with regard to the Initial Notes and incorporation of that financial information might have implied, incorrectly, that the financial information related only to the subsidiaries that were guaranteeing the Initial Notes. Therefore, instead of attempting to register the guarantees of the additional subsidiaries, we are offering to exchange New Notes that on issuance will be guaranteed by all our wholly owned subsidiaries (other than our finance company subsidiaries or our foreign subsidiaries), including the subsidiaries that were formed or acquired after October 9, 2001, in exchange for the Initial Notes that were issued without the guarantees of those additional subsidiaries. The New Notes will have the same guarantees as the Initial Notes would have had if we had filed the registration statement contemplated by Section 4.03 of the Seventh Supplemental Indenture and it had become effective, and they will be identical in all other ways with what the Initial Notes would have been.

Possible Concerns Under the Securities Act

      The possibility has been raised that Section 4.03 of the Seventh Supplemental Indenture may have constituted a contract of sale of the guarantees by the additional subsidiaries. If it did, sale of the Initial Notes without an effective registration statement relating to Section 4.03 may have violated Section 5(a) of the Securities Act, which makes it unlawful to sell a security (defined to include a contract of sale of a security) unless a registration statement is in effect as to the security. If the sale of the Initial Notes violated

Section 5(a) of the Securities Act, any person who purchased Initial Notes from us may tender the Initial Notes back to us and sue within one year after the person purchased the Initial Notes to recover the consideration paid for the Initial Notes with interest, less the amount of any interest the person received with regard to the Initial Notes, or, if the person who purchased the Initial Notes from us no longer owns them, that person can sue for damages.

      In addition, an SEC rule requires that under most circumstances, a prospectus relating to guaranteed securities must include financial statements of the guarantors. However, guarantors’ financial statements are not required if the guarantors are all 100% owned by the issuer and, among other things, the issuer’s financial statements include, in a footnote, condensed consolidating financial information with a separate column for (i) the parent company, (ii) the subsidiary guarantors on a combined basis and (iii) any other subsidiaries of the parent company on a combined basis. The prospectus supplements related to the issuance of the Initial Notes incorporated the financial statements included in our filings under the Securities Exchange Act. Those financial statements included in a footnote condensed consolidating financial information with separate columns for us, as the parent company, our wholly owned subsidiaries other than our finance company subsidiaries and foreign subsidiaries (because they were guarantors of previously issued debt securities), and the remainder of our subsidiaries. They did not, however, contain a separate column that excluded the subsidiaries formed or acquired after October 9, 2001. Therefore, the incorporated financial statements did not contain all the financial information necessary to exempt us from the requirement that the prospectus supplements include or incorporate financial statements of the guarantors. That financial information appears in a Current Report on Form 8-K/ A we filed on October 28, 2004.

      Also, it is possible that the fact that we incorporated into the prospectus supplemental financial information about guarantor subsidiaries contained in our filings under the Securities Exchange Act implied incorrectly that that financial information related only to the subsidiaries that guaranteed the Initial Notes (and therefore implied that the November 30, 2003 net worth of the guarantor subsidiaries was $3.54 billion, when in fact it was $3.46 billion). If failure to include in the prospectus supplements separate financial statements of the subsidiaries that guaranteed the Initial Notes was an omission to state a material fact necessary to make the statements incorporated into the prospectus supplements, in light of the circumstances under which they were made, not misleading (the purchaser not knowing of the omission), the sale of the Initial Notes could have violated Section 12(a)(2) of the Securities Act. If the sale of the Initial Notes violated Section 12(a)(2) of the Securities Act, any person who purchased Initial Notes from us would have the right to tender the Initial Notes back to us and sue within one year after the person purchased the Initial Notes to recover the consideration paid for the Initial Notes with interest, less the amount of any interest the person received with regard to the Initial Notes, or, if the person who purchased the Initial Notes from us no longer owns them, that person would have the right to sue for damages. However, to the extent we could demonstrate that any portion or all of the amount recoverable under Section 12(a)(2) of the Securities Act represents anything other than depreciation in the value of the Initial Notes resulting from the fact that not all the guarantor subsidiaries whose financial information was included in the notes to our financial statements were guarantors of the Initial Notes, that portion or amount, as the case may be, would not be recoverable.

      We believe that the fact that the financial information about guarantor subsidiaries included in our filings under the Securities Exchange Act included some subsidiaries that are not guarantors of the Initial Notes was not a material fact. Further, our filings said the guarantor financial information was about substantially all our subsidiaries, other than subsidiaries engaged in mortgage and title insurance activities, not just about the subsidiaries that guaranteed the Initial Notes, and that financial information was as of a date more than three months before the Initial Notes were first offered. Therefore, we do not believe we violated Section 5(a) or Section 12(a)(2) of the Securities Act. Further, we believe that if a person who purchased Initial Notes from us exchanges them for fully guaranteed New Notes, any right that person might have had to tender the Initial Notes and seek to recover the consideration paid for them will terminate (although that person might be able to seek damages, if there were any).

      We filed a report on Form 8-K/ A dated October 28, 2004 that contained financial statements with a footnote that included separate supplemental financial information about the subsidiaries that guaranteed the Initial Notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will issue New Notes in exchange for all Initial Notes which are validly tendered prior to 5:00 p.m., New York City time, on the expiration date (as defined below) and not withdrawn. The principal amount of the New Notes issued in the exchange will be the same as the principal amount of the Initial Notes for which they are exchanged. Holders may tender some or all of their Initial Notes in response to the exchange offer. However, Initial Notes may be tendered only in multiples of $1,000.

      The form and terms of the New Notes will be the same in all material respects as the form and terms of the Initial Notes, except that all of our wholly owned subsidiaries (other than our finance company subsidiaries and foreign subsidiaries), including the subsidiaries that were formed or acquired after October 9, 2001 will guarantee the New Notes.

      We will be deemed to accept all the Initial Notes which are validly tendered and not withdrawn when we give oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving New Notes from us. If any tendered Initial Notes are not accepted for exchange because of an invalid tender or otherwise, certificates for those Initial Notes will be returned, without expense, to the tendering holder promptly after the expiration date.

      Holders who tender Initial Notes in response to the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the instructions in the letter of transmittal, transfer taxes. We will pay all charges and expenses, other than certain taxes described below, in connection with the exchange offer. See “— Fees and Expenses.”

      A holder who validly withdraws previously tendered Initial Notes will not receive New Notes unless the Initial Notes are re-tendered at or prior to 5:00 p.m., New York City time, on the expiration date. Holders will have the right to withdraw previously tendered Initial Notes, until 5:00 p.m. New York City time on the expiration date, unless the Initial Notes have already been accepted for exchange.

Expiration Date; Extension; Termination

The exchange offer will expire at 5:00 p.m., New York City time, on January 21, 2005, unless we extend it by notice to the exchange agent. We reserve the right to extend the exchange offer at our discretion. If we extend the exchange offer, the term “expiration date” will mean the time and date on which the exchange offer as extended will expire. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of any extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Immediately after the expiration date, we will accept all Initial Notes that have been properly tendered and not withdrawn.

Procedures for Tendering Notes

      Only a holder of Initial Notes may tender Initial Notes in response to the exchange offer. To tender Initial Notes, the holder must complete, sign and date the letter of transmittal, or a facsimile of one, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or facsimile of one, together with the Initial Notes (delivered using the procedure for book-entry transfer described below) and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

      Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility System may make book-entry delivery of Initial Notes by causing DTC to transfer the Initial Notes into the exchange agent’s account at DTC in accordance with DTC’s transfer procedure. Because the only outstanding Notes are Global Notes held by DTC, all tenders of Initial Notes must be made in that manner. Even though delivery of Initial Notes is effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or a facsimile of one), with any required signature guarantees and any other required documents, must be transmitted to and received or confirmed by the exchange agent at its addresses as set forth under the caption “— Exchange Agent” below prior to 5:00 p.m., New York City time, on the expiration date. Delivery of a document to DTC does not constitute delivery to the exchange agent.

      A tender of Initial Notes by a holder will constitute an agreement by the holder to transfer the Initial Notes to us in exchange for New Notes on the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      The method of delivering the letter of transmittal and any other required documents to the exchange agent is at the election and risk of the holder. It is recommended that holders use overnight or hand delivery services. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration time. No letter of transmittal or Initial Notes should be sent to us. Holders may ask their brokers, dealers, commercial banks, trust companies or nominees to assist them in effecting tenders.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the Initial Notes are being tendered for the account of an eligible institution. An eligible institution is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program.

      If the letter of transmittal or any Initial Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and we may require that evidence satisfactory to us of their authority to sign be submitted with the letter of transmittal.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Initial Notes will be determined by us in our sole discretion, and that determination will be final and binding. We reserve the right to reject any Initial Notes which are not properly tendered or the acceptance of which we believe might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Initial Notes, without being required to waive the same defects, irregularities or conditions as to other Initial Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured by the expiration date, or by such later time as we may determine. Although we intend to request the exchange agent to notify holders of defects or irregularities with respect to tenders of Initial Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until all defects and irregularities have been cured or waived. Any Initial Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

      We have the right (subject to limitations contained in the indenture) (1) to purchase or make offers for any Initial Notes that remain outstanding after the expiration date and (2) to the extent permitted by applicable law, to purchase Initial Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Initial Notes that were acquired as result of market-making activities or other trading activities, the holder will, by tendering, acknowledge that it will deliver a prospectus in connection with any resale of those New Notes.

Guaranteed Delivery Procedures

      Holders who wish to tender their Initial Notes and (1) whose Initial Notes are not immediately available, or (2) who cannot deliver their Initial Notes or any other required documents to the exchange agent or cannot complete the procedure for book-entry transfer prior to the expiration date, may effect a tender if:

(a) The tender is made through an eligible institution;

(b) Prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand)

setting forth the name and address of the eligible holder, and the principal amount of Initial Notes tendered, together with a duly executed letter of transmittal (or a facsimile of one), stating that the tender is being made by that notice of guaranteed delivery and guaranteeing that, within three business days after the expiration date, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other documents required by the letter of transmittal will be delivered to the exchange agent; and

(c) Confirmation of a book-entry transfer into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

      Upon request to the exchange agent, a form of notice of guaranteed delivery will be sent to holders who wish to use the guaranteed delivery procedures described above.

Withdrawal of Tenders

      Except as otherwise described below, holders will have the right to withdraw previously tendered Initial Notes until 5:00 p.m. New York City time on the expiration date, unless the Initial Notes have already been accepted for exchange.

      To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, and before the Initial Notes we have accepted for exchange. Any notice of withdrawal must (i) specify the name of the person who deposited the Initial Notes to be withdrawn, (ii) identify the Initial Notes to be withdrawn (including the principal amounts of the Initial Notes), (iii) be signed by the depositor in the same manner as the signature on the letter of transmittal by which the Initial Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Initial Notes into the name of the person who withdraws the tender, and (iv) specify the name in which the withdrawn Initial Notes are to be registered, if different from that of the depositor. All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us in our sole discretion, and that determination will be final and binding on all parties. Any Initial Notes which are withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no New Notes will be issued with respect to those Initial Notes unless they are validly re-tendered. Any Initial Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be re-tendered at any time prior to the expiration date.

Fees and Expenses

      We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation of tenders is being made by mail. However, solicitations also may be made by telecopy, telephone or in person by officers and regular employees of ours and our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Initial Notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.

      We will pay all transfer taxes, if any, applicable to the exchange of Initial Notes for New Notes pursuant to the exchange offer. If, however, New Notes or Initial Notes for principal amounts which are not tendered or accepted for exchange are to be issued in the name of a person other than the registered holder of the Initial Notes that are tendered, or if tendered Initial Notes are registered in the name of a person other than the person who signs the letter of transmittal, or if a transfer tax is imposed for any other reason, other than the exchange of Initial Notes for New Notes pursuant to the exchange offer, the tendering holder must pay the transfer taxes (whether imposed on the registered holder or any other person). Unless satisfactory evidence of payment of transfer taxes or exemption from the need to pay them is submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder. We may refuse to issue New Notes in exchange for Initial Notes, or to return Initial Notes which are not exchanged, until we receive evidence satisfactory to us that any transfer taxes payable by the holder have been paid.

Material Federal Income Tax Considerations

      The exchange of the Initial Notes for the New Notes in the exchange offer should not constitute an exchange for federal income tax purposes. Consequently, (1) no gain or loss should be realized by a U.S. Holder upon receipt of a New Note; (2) the holding period of the New Note should include the holding period of the Initial Note for which it is exchanged; and (3) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Initial Note for which it is exchanged, immediately before the exchange. Even if the exchange of an Initial Note for a New Note were treated as an exchange, the exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, a New Note should have the same issue price as a Initial Note and a U.S. Holder should have the same adjusted basis and holding period in the New Note as it had in the Initial Note immediately before the exchange. A “U.S. Holder” means a person who is, for United States federal income tax purposes, (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Accounting Treatment

      The New Notes will be recorded in our accounting records at the same carrying value as the Initial Notes. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. We will expense the costs of the exchange offer to operations as incurred.

Exchange Agent

      J.P. Morgan Trust Company, National Association has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the consent and letter of transmittal should be addressed to the exchange agent, as follows:

By Facsimile:	By Registered Mail, Certified Mail or Overnight Courier:
Fax Number: (214) 468-6494 Attn: Frank Ivins Confirm by telephone: (800) 275-2048	J.P. Morgan Trust Company, National Association, as Exchange Agent Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, TX 75201 Attention: Frank Ivins

      Requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent.

DESCRIPTION OF THE NEW NOTES

      We will issue the New Notes under an indenture dated as of December 31, 1997 between us and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, National Association), as trustee (the “Trustee”), as supplemented by the Eighth Supplemental Indenture. We have summarized in this section the principal terms of the New Notes and the indenture under which they were issued. This summary is not complete. You should read the indenture and the New Notes for additional information before you decide to invest in the New Notes because they, and not this description, define your rights as holders of the New Notes. You may request copies of these documents at our address shown under the caption “Incorporation by Reference” on page 31 of this prospectus. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). Capitalized terms used but not defined in this section have the meanings specified in the indenture. For purposes of this “Description of Notes,” “we,” “our” or “us” refers to Lennar Corporation and does not include our subsidiaries except in references to financial data determined on a consolidated basis.

General

      The Notes will be our direct, unsecured obligations and will rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at the Trustee’s office in New York, New York.

      The Notes are limited in aggregate principal amount to $300,000,000, but we may, without consent of the Holders, “reopen” the Notes and issue additional notes at any time on the same terms and conditions and with the same CUSIP number as the Notes we offer by this prospectus. The Notes will mature on March  19, 2009 and will bear interest at the 3 Month LIBOR Rate (as defined below) plus 0.75% per year. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Interest on the Notes will be payable quarterly on March 19, June 19, September 19 and December 19 of each year, commencing December 19, 2004; provided that if any interest payment date (other than an interest payment date that falls on the maturity date or on a redemption date) is not a business day, then the interest payment date will be postponed until the first following business day. If the interest payment date falling on the maturity date or on a redemption date is not a business day, then the interest payment due on that date will be paid on the next business day and no additional interest will accrue.

      “3 Month LIBOR Rate” means the rate for deposits in U.S. dollars for the 3-month period commencing on the applicable interest reset date which appears on Telerate Page 3750 at approximately 11:00 a.m., London time, on the second London banking day prior to the applicable interest reset date. If this rate does not appear on Telerate Page 3750, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent) at approximately 11:00 a.m., London time, on the second London banking day prior to the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for that interest reset date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that interest reset date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the second London banking day prior to the applicable interest reset date for loans in U.S. dollars to leading European banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. A London banking day is any business day in which dealings in U.S. dollars are transacted in the London interbank market.

      The 3 Month LIBOR Rate will be reset quarterly on each interest payment date (each of these dates is called an “interest reset date”), beginning on December 19, 2004. Interest will accrue on the Notes that we issue in exchange for Initial Notes from the most recent date to which interest on the Initial Notes has been paid or duly provided for, until the principal amount of each Note is paid or duly made available for payment. We will pay interest to the persons in whose names the Notes are registered at the close of business 15 calendar days before the interest payment date; provided that the interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable.

      Interest will be calculated on the basis of a 360-day year and the actual number of days in each quarterly interest payment period. The calculation agent will, upon the request of the holder of any Note, provide the interest rate then in effect. The calculation agent is J.P. Morgan Trust Company, National Association until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of manifest error shall be conclusive for all purposes and binding on us and the holders of the Notes. We may appoint a successor calculation agent with the written consent of the trustee.

      All percentages resulting from any calculation of the interest rate with respect to the Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or .09878654)), and all dollar amounts in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

      There is no sinking fund applicable to the Notes.

      In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect Holders (as defined below) of the Notes in the event of a highly leveraged transaction or a change in control transaction.

Redemption at Our Option

      We may, at our option, redeem the Notes in whole at any time or in part from time to time, on or after March 19, 2006 on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes being redeemed to the date of redemption.

      In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and such Notes will cease to be outstanding.

The Guarantees

      Each of the guarantors will unconditionally guarantee on a joint and several basis all of our obligations under the Notes, including our obligations to pay principal, premium, if any, and interest with respect to the Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or other senior Indebtedness of the guarantors. The obligations of each guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with United States generally accepted accounting principles, or GAAP.

      The indenture will require that each of our existing and future Subsidiaries (other than any foreign Subsidiary and any finance company Subsidiary) that guarantees any of our Indebtedness, or guarantees obligations of any other Subsidiary as a guarantor of our Indebtedness, (other than guarantees by Subsidiaries of U.S. Home Corporation (one of our Subsidiaries) solely of U.S. Home’s obligations under its Senior Secured Credit Facilities) be a guarantor. The guarantee of the Notes by a Subsidiary will be suspended, and that Subsidiary will not be a guarantor and will not have any obligations with regard to the Notes, during any period when the principal amount of our (i.e. Lennar Corporation’s) obligations or any Subsidiary’s obligations with regard to our (i.e. Lennar Corporation’s) obligations, in each case other than the Notes and any other debt obligations containing provisions similar to this, that the Subsidiary is guaranteeing totals less than $75 million.

      The indenture will provide that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by us or any of our Subsidiaries, then such guarantor or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the indenture without any further action on the part of the Trustee or any Holder of the Notes.

Certain Covenants

      Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties, whether owned on the date of original issuance of the Notes (“Issue Date”) or thereafter acquired, unless:

•	if such Lien secures indebtedness ranking equal in right of payment with the Notes, then the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

•	if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured and the Lien securing such Indebtedness is subordinated to the Lien granted to the Holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

•	such Lien is a Permitted Lien (as defined below).

      The following Liens are “Permitted Liens”:

•	Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

•	Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

•	Liens imposed by law such as carriers’, warehouseman’s or mechanics’ Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

•	Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

•	Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

•	Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

•	pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which Lennar or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

•	Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

•	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set off or similar rights and remedies;

•	Liens arising from the Uniform Commercial Code financing statements regarding leases;

•	Liens securing indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which is given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which is limited to such property;

•	Liens incurred in connection with Non-Recourse Indebtedness;

•	Liens existing on the Issue Date;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

•	easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties subject thereto; and

•	any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.

      Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transaction which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Total Consolidated Stockholders’ Equity.

      Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following “Permitted Sale-Leaseback Transactions”:

•	a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities;

•	a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

•	a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to the retirement of our or any Restricted Subsidiary’s Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

•	a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Notes;

•	a Sale-Leaseback Transaction between (A) Lennar and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is Lennar or a wholly-owned Restricted Subsidiary; or

•	a Sale-Leaseback Transaction which has a lease of no more than three years in length.

      Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 20% of Total Consolidated Stockholders’ Equity.

Compliance Certificate

      We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the signer’s knowledge of our compliance with all conditions and our covenants in the indenture. The Officers’ Certificate also must state whether or not the signer knows of any Default or Event of Default. If the signer knows of such a Default or Event of Default, the Officers’ Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the indenture, compliance is determined without regard to any grace period or requirement of notice under the indenture.

Events of Default and Remedies

      The following are Events of Default under the indenture:

•	if we fail to pay any interest on the Notes continuing for 30 days after it was due;

•	if we fail to pay any principal or redemption price due with respect to the Notes;

•	our or any Restricted Subsidiary’s failure to fulfill an obligation to pay Indebtedness for borrowed money (other than Indebtedness which is non-recourse to us or any Restricted Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $50 million;

•	our failure to perform any other covenant or warranty in the indenture, continued for 30 days after written notice as provided in the indenture;

•	final judgments or orders are rendered against us or any Restricted Subsidiary which require the payment by us or any Restricted Subsidiary of an amount (to the extent not covered by insurance) in excess of $50 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any Restricted Subsidiary.

      If an Event of Default has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal amount of the Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all defaults (except the nonpayment of the principal and interest due on any of the Notes that have become due by acceleration) and certain other conditions in the indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal amount of the Notes will automatically become and be immediately due and payable.

      Within 90 days after a Trust Officer (as defined in the indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must mail to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

      The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with regard to the Notes, subject to certain limitations specified in the indenture.

Modifications of the Indenture

      With the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the indenture or any supplemental indenture or the rights of the Holders of the Notes. However, without the consent of each Holder of Notes which is affected, we cannot:

•	extend the fixed maturity of any Note;

•	reduce the rate or extend the time for the payment of interest;

•	reduce the principal amount of any Note or the redemption price;

•	impair the right of a Holder to institute suit for the payment thereof; or

•	change the currency in which the Notes are payable.

      In addition, without the consent of the Holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the Holders of which are required to consent to any such supplemental indenture.

Global Securities

      The Notes will be issued in the form of one or more global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

Book-Entry System

      Initially, the Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

      The Depositary has advised us and the underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants’ accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

      Payments on the Notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Securities. We and the Trustee will treat the Depositary’s nominee as the owner of such Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. It is the Depositary’s current practice, upon receipt of any payment, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with Securities held for the accounts of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us.

      Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

•	the Depositary notifies us that it is unwilling or unable to continue as Depositary;

•	the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we, in our discretion, determine not to require all of the Notes to be represented by a Global Security and notify the Trustee of our decision.

Same-Day Settlement and Payment

      So long as the Depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

      Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary’s Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes; therefore, the Depositary will require that trades be settled in immediately available funds.

Concerning the Trustee

      J.P. Morgan Trust Company, National Association, as successor to Bank One Trust Company, National Association, is the Trustee under the Indenture and will be appointed by us as the initial paying agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee serves as the trustee for our other outstanding public debt securities. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture with respect to the Notes by:

•	delivering to the Trustee for cancellation all outstanding Notes; or

•	depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the indenture by us with respect to the Notes.

      Upon the deposit of such funds with the Trustee, the indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

•	the remaining rights of registration of transfer, substitution and exchange of the Notes;

•	the rights of Holders under the indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the indenture.

Certain Definitions

      The following are definitions of certain of the terms used in the indenture.

      “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

      “Consolidated Net Tangible Assets” means the total amount of assets which would be included on a consolidated balance sheet of Lennar and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(A) all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

(B) investments in subsidiaries that are not Restricted Subsidiaries; and

(C) all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

      “Default” means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

      “Funded Debt” of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all Indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

•	any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof;

•	any Indebtedness of such person to any of its subsidiaries or of any subsidiary to such person or any other subsidiary; or

•	any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

      “Holder” means a Person in whose name a Note is registered on the Registrar’s books.

      “Indebtedness” means, with respect to us or any Subsidiary, and without duplication:

(a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary’s indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

(b) all our or any Subsidiary’s reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary’s leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;

(d) all our or any Subsidiary’s obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(e) all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary’s obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

(f) any indebtedness or other obligations, excluding any operating leases we or any Subsidiary is currently (or may become) a party to described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and

(g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

      “Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

      “Non-Recourse Indebtedness” means any of our or any Restricted Subsidiary’s Indebtedness for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we are not or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of us or such Restricted Subsidiary securing such indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, covenants or breach of warranty representations or covenants in respect of Indebtedness will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

      “Officers’ Certificate” when used with respect to us means a certificate signed by two of our officers (as specified in the indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the indenture.

      “Paying Agent” means the office or agency designated by us where the Notes may be presented for payment.

      “Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

      “Restricted Subsidiary” means any guarantor.

      “Sale-Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (A) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (B) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar or a Restricted Subsidiary.

      “Senior Credit Facilities” means the senior credit facilities dated as of May 3, 2000, as amended and restated through May 27, 2004 between Lennar and Bank One, National Association as administrative agent and the other lenders party thereto.

      “Subsidiary,” means (1) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (2) a partnership, of which we or any Subsidiary is the sole general partner.

      “Telerate Page 3750” means the display page with that designation on the Moneyline Telerate, Inc. (or such other page as may replace that page on that service or any successor service as the place where the London interbank offered rates of major banks are displayed).

      “Total Consolidated Stockholders’ Equity” means, with respect to any date of determination, our total consolidated stockholders’ equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated condensed balance sheet contained in a quarterly report on Form 10-Q.

BOOK ENTRY, DELIVERY AND FORM

      The certificates representing the New Notes will be issued in fully registered form. The New Notes initially will be represented by a single, permanent global note, in definitive, fully registered form without interest coupons (the “Global Note”) and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee.

      Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the New Notes represented by such Global Note that are received by such persons in the exchange offer. Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Any person acquiring an interest in a Global Note through an offshore transaction in reliance on Regulation S under the Securities Act may hold such interest through Clearstream (formerly known as Cedel) or Euroclear. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such Global Note other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

      Payment of principal of and interest on New Notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the New Notes represented thereby for all purposes under the indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

      A Global Note may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Note is exchangeable for certificated New Notes only if (a) DTC notifies us that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (b) we in our discretion at any time determine not to have all the New Notes represented by such Global Note, or (c) there shall have occurred and be continuing a default or an event of default with respect to the New Notes represented by such Global Note. Any Global Note that is exchangeable for certificated New Notes pursuant to the preceding sentence will be exchanged for certificated New Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated New Notes, (a) certificated New Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (b) payment of principal of, and premium, if any, and interest on, the certificated New Notes will be payable, and the transfer of the certificated New Notes will be registerable, at our office or agency maintained for such purposes and (c) no service charge will be made for any registration of transfer or exchange of the certificated New Notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

      So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Note for all purposes under the indenture and the New Notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated New Notes in definitive form and will not be considered to be the owners or holders of any New Notes under such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuer nor the Trustee nor the initial purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

SALES OF NEW NOTES RECEIVED BY BROKER-DEALERS

      Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with sales of New Notes received in exchange for Initial Notes which were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 23, 2005, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of those methods of resale, at prices which may or may not be based upon market prices prevailing at the time of the sale. Any such sale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer and/or the purchasers of the New Notes. Any broker-dealer that sells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit from sale of the New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation. The letter of transmittal states that a broker-dealer will not, by delivering a prospectus, be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Initial Notes, other than commissions or concessions of any brokers or dealers, and we will indemnify the holders of the Initial Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Clifford Chance US LLP, New York, New York, is passing on the validity of the New Notes for us.

EXPERTS

      The consolidated financial statements and the related financial statement schedule of Lennar Corporation and subsidiaries for the year ended November 30, 2003, incorporated in this prospectus by reference from Lennar Corporation’s Current Report on Form 8-K/ A dated October 28, 2004, and from Lennar Corporation’s Annual Report on Form 10-K for the year ended November 30, 2003, respectively, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules to it. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with it we file periodic reports and other information with the SEC relating to our business, financial statements and other matters. The registration statement, its schedules and exhibits and the periodic reports and other information filed by us with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms.

      Our SEC filings are also available at the SEC’s Internet website at http://www.sec.gov. In addition, you can read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Our obligations under the Exchange Act to file periodic reports and other information with the SEC may be suspended, under certain circumstances, if our Common Stock is held of record by fewer than 300 holders at the beginning of any fiscal year and is not listed on a national securities exchange. We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the New Notes remain outstanding we will furnish to the holders of the New Notes upon request, and if required by the Exchange Act, file with the SEC, all annual, quarterly and current reports that we are or would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, we have agreed that, as long as any of the Initial Notes remain outstanding, we will make the information required by Rule 144A(d)(4) under the Securities Act available to any prospective purchaser of Initial Notes or beneficial owner of Initial Notes in connection with a sale of them.

INCORPORATION BY REFERENCE

      We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we close this exchange offering.

      We incorporate by reference:

1.	our Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (except for Note 17, which was revised in our Current Report on Form 8-K dated August 24, 2004, as amended on October 28, 2004);

2.	our Quarterly Report on Form 10-Q for the quarter ended February 29, 2004;

3.	our Quarterly Report on Form 10-Q for the quarter ended May 31, 2004;

4.	our Quarterly Report on Form 10-Q for the quarter ended August 31, 2004; and

5.	our Current Reports on Form 8-K dated March 16, 2004 (except for Item 12, which information was furnished and is not deemed incorporated into any of our filings under the Securities Act of 1933), April 22, 2004, May 26, 2004, August 24, 2004, October 28, 2004 and December 1, 2004.

      You may request copies of these filings, at no cost, by writing us at the following address:

Lennar Corporation

700 Northwest 107th Avenue
Miami, Florida 33172
Attn: Director of Investor Relations

      No dealer, salesperson, or other person has been authorized to give any information or to make any representations in connection with the offer made by this prospectus other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by Lennar. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than those to which it relates, nor does it constitute an offer to sell, or the solicitation of an offer to buy, to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

$300,000,000

Lennar Corporation

Offer to Exchange fully guaranteed

Senior Floating-Rate Notes due 2009,
Series B for any and all
outstanding partially guaranteed
Senior Floating-Rate Notes due 2009

PROSPECTUS

Dated December 14, 2004